FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
MEDIA RELEASE
NOT FOR DISTRIBUTION IN OR INTO THE
UNITED STATES, AUSTRALIA, CANADA OR JAPAN
GOLD FIELDS ACQUIRES BARRICK’S STAKE IN
SOUTH DEEP
Johannesburg, December 1, 2006. Gold Fields Limited (Gold Fields)
(NYSE, JSE, DIFX: GFI) is pleased to announce that it has today completed the acquisition of Barrick Gold Corporation’s 50% interest in the South Deep gold mine and Barrick’s rights under the Joint Venture with Western Areas Limited, for a consideration of $1.525 billion. The consideration comprises $1.20 billion cash and 18,701,944 Gold Fields shares*.
In respect of the general offer made to Western Areas Limited ( WAL)
shareholders, Gold Fields announced on the 23
rd
of November that the
offer had become unconditional and was open for acceptance. The offer is not subject to any minimum acceptance conditions.
Gold Fields confirms it has acquired 27 million WAL shares from JCI
Limited (JCI), and has also exercised the call option in respect of a further 9.96 million shares.
Ian Cockerill, the Chief Executive Officer of Gold Fields said:
“The conclusion of the Barrick deal and the acquisition of the JCI shares in Western Areas is a significant milestone in our strategy of acquiring control of the South Deep gold mine and bringing ownership of this asset home to South Africa. The Barrick deal gives us effective control of the operations and allows us to begin the process of realising the full potential of this world-class gold asset.
The acquisition of South Deep represents further growth of the unique
Gold Fields franchise of “owning and operating a few large high quality long life assets.”
-ends-
*
The shares were valued at US$325m based on the volume weighted average ADR trading price on the NYSE for the five trading days preceding the third Business Day prior to the closing date.

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the
Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, DIFX, Euronext in
Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.
These materials are not for distribution, directly or indirectly, in or into the United States, Australia,
Canada or Japan. These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities referred to herein may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act) absent registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 1 December 2006
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:       Senior Vice President: Investor
  Relations and Corporate Affairs